# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SHARPLINK GAMING, INC., CIK 0001981535
CUSIP: 820014405
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 333 WASHINGTON AVE. NORTH, SUITE 104, MINNEAPOLIS, Minnesota (MN), 55401
Date of event which requires filing of this statement: 05/30/2025
Filed by CIK 0002071490
Persons authorized to receive notices and communications: Consensys Software Inc., 5049 Edwards Ranch Road, Ft. Worth, Texas (TX), 76109, (908) 460-6905; Brendan Dignan, Baker Botts L.L.P., 700 K Street NW, Washington, District Of Columbia (DC), 20001, (202) 639-7700

## Reporting persons
- Joseph Michael Lubin (CIK 0002071490): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: personal funds (PF); sole voting power 2,213,075; shared voting power 4,256,975; sole dispositive power 2,213,075; shared dispositive power 4,256,975; aggregate amount beneficially owned 6,470,050 (9.9% of the class)
  Comment: Items 7 and 9 consist of up to 2,213,075 shares of common stock, par value $0.0001 ("Common Stock"), of SharpLink Gaming, Inc. (the "Issuer"), issuable upon the exercise of pre-funded warrants held by Mr. Lubin that are exercisable within 60 days of the date hereof and are subject to a 9.99% beneficial ownership limitation. Does not include shares of Common Stock issuable upon the exercise of pre-funded warrants held by Mr. Lubin that are not exercisable within 60 days of the date hereof.
  
  Items 8 and 10 consist of (i) 214,000 shares of Common Stock held by Consensys Software Inc. ("CSI"), an entity that may be deemed controlled by Mr. Lubin, (ii) pre-funded warrants held by CSI to subscribe and purchase up to 1,496,612 shares of Common Stock that are exercisable within 60 days of the date hereof and are subject to a 4.99% beneficial ownership limitation, (iii) pre-funded warrants held by CSI to subscribe and purchase up to 1,570,763 shares of Common Stock that are exercisable within 60 days of the date hereof and are subject to a 9.99% beneficial ownership limitation and (iv) 975,600 shares of Common Stock held by Consensys AG ("CAG"), an entity that may be deemed controlled by Mr. Lubin. Does not include shares of Common Stock issuable upon the exercise of pre-funded warrants held by CSI that are not exercisable within 60 days of the date hereof.
  
  Mr. Lubin disclaims beneficial ownership with respect to the shares of Common Stock and pre-funded warrants held by CSI and the shares of Common Stock held by CAG, in each case except to the extent of his pecuniary interest therein. This statement shall not be deemed an admission that Mr. Lubin is the beneficial owner of all of the shares of Common Stock and pre-funded warrants held by CSI and the shares of Common Stock held by CAG for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
  
  Items 11 and 13 are calculated based on an assumed combined total of 64,707,070 shares of Common Stock outstanding. This assumed combined total outstanding of Common Stock (i) consists of 59,426,620 shares of Common Stock outstanding as of May 30, 2025, as reported on the Form S-3ASR filed by the Issuer with the Securities and Exchange Commission (the "Commission") on May 30, 2025, and (ii) assumes that all 3,067,375 pre-funded warrants held by CSI that may be exercised within 60 days of the date hereof and all 2,213,075 pre-funded warrants held by Mr. Lubin that may be exercised within 60 days of the date hereof are exercised for newly-issued Common Stock.
- Consensys Software Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,281,375; sole dispositive power 0; shared dispositive power 3,281,375; aggregate amount beneficially owned 3,281,375 (5.2% of the class)
  Comment: Items 8, 10 and 11 consist of (i) 214,000 shares of Common Stock held by CSI, (ii) pre-funded warrants held by CSI to subscribe and purchase up to 1,496,612 shares of Common Stock that are exercisable within 60 days of the date hereof and are subject to a 4.99% beneficial ownership limitation and (iii) pre-funded warrants held by CSI to subscribe and purchase up to 1,570,763 shares of Common Stock that are exercisable within 60 days of the date hereof and are subject to a 9.99% beneficial ownership limitation. Does not include shares of Common Stock issuable upon the exercise of pre-funded warrants held by CSI that are not exercisable within 60 days of the date hereof.
  
  Item 13 is calculated based on an assumed combined total of 64,707,070 shares of Common Stock outstanding. This assumed combined total outstanding of Common Stock (i) consists of 59,426,620 shares of Common Stock outstanding as of May 30, 2025, as reported on the Form S-3ASR filed by the Issuer with the Commission on May 30, 2025, and (ii) assumes that all 3,067,375 pre-funded warrants held by CSI that may be exercised within 60 days of the date hereof and all 2,213,075 pre-funded warrants held by Mr. Lubin that may be exercised within 60 days of the date hereof are exercised for newly-issued Common Stock.
- Consensys AG: type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 975,600; sole dispositive power 0; shared dispositive power 975,600; aggregate amount beneficially owned 975,600 (1.6% of the class)
  Comment: Items 8, 10 and 11 consist of 975,600 shares of Common Stock held by CAG.
  
  Item 13 is calculated based on an assumed combined total of 64,707,070 shares of Common Stock outstanding. This assumed combined total outstanding of Common Stock (i) consists of 59,426,620 shares of Common Stock outstanding as of May 30, 2025, as reported on the Form S-3ASR filed by the Issuer with the Commission on May 30, 2025, and (ii) assumes that all 3,067,375 pre-funded warrants held by CSI that may be exercised within 60 days of the date hereof and all 2,213,075 pre-funded warrants held by Mr. Lubin that may be exercised within 60 days of the date hereof are exercised for newly-issued Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SHARPLINK GAMING, INC.
Address of issuer's principal executive offices: 333 WASHINGTON AVE. NORTH, SUITE 104, MINNEAPOLIS, Minnesota (MN), 55401

## Item 2. Identity and Background
Name of person filing:
(i) Joseph Michael Lubin, a citizen of the United States of America;

(ii) Consensys Software Inc., a Delaware corporation ("CSI"); and

(iii) Consensys AG, a corporation incorporated in Switzerland ("CAG").

Each of the foregoing is referred to as a "Reporting Person," and collectively as the "Reporting Persons."
Residence or business address: The address for Mr. Lubin and CSI for purposes of this filing is 5049 Edwards Ranch Rd., Ft Worth, TX 76109. The address for CAG for purposes of this filing is Gartenstrasse 6, 6300 Zug, Switzerland.
Present principal occupation or employment: Mr. Lubin is the CEO of CSI and Chairman of CAG. CSI and CAG are blockchain and web3 software companies with a strategic focus on Ether, the native cryptocurrency of the Ethereum blockchain ("ETH").
Criminal convictions in the last five years: During the five years preceding the date of this filing, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See response to (d).
Citizenship: Mr. Lubin is a resident of the State of New York.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 20, 2025, CSI entered into a securities purchase agreement with the Issuer pursuant to which CSI received (i) shares of Common Stock and (ii) pre-funded warrants (the "Initial Pre-Funded Warrants") to purchase an equivalent number of shares of Common Stock for an aggregate subscription amount of $4,500,000.

The foregoing description of the securities purchase agreement and the Initial Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by the full text of the Form of Securities Purchase Agreement and Form of Initial Pre-Funded Warrants attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference herein.

Additionally, as previously reported in the Issuer's Current Report on Form 8-K filed with the Commission on May 30, 2025, the Issuer entered into securities purchase agreements with certain investors on May 26, 2025, pursuant to which the Issuer agreed to sell and issue (i) to Mr. Lubin, pre-funded warrants to purchase an equivalent number of shares of Common Stock, (ii) to CSI, (a) shares of Common Stock and (b) pre-funded warrants to purchase an equivalent number of shares of Common Stock (together with Mr. Lubin's pre-funded warrants, the "PIPE Pre-Funded Warrants") and (iii) to CAG, shares of Common Stock. CSI and CAG subscribed for their respective shares of Common Stock and pre-funded warrants using ETH. CSI's subscription amount was $25,499,991 in ETH, and CAG's subscription amount was $5,999,940 in ETH. Mr. Lubin subscribed for his pre-funded warrants using DAI, an Ethereum-based Digital Dollar equivalent to $1.00 per unit, with a subscription amount of $39,579,001 from his personal assets.

The foregoing description of the securities purchase agreement and the PIPE Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by the full text of the Form of Securities Purchase Agreement and Form of PIPE Pre-Funded Warrants attached hereto as Exhibit 99.4 and Exhibit 99.5, respectively, and are incorporated by reference herein.

Finally, as also previously reported in the Issuer's Current Report on Form 8-K filed with the Commission on May 30, 2025, the Issuer entered into a Strategic Advisor Agreement (the "Strategic Advisor Agreement") with CSI to expand and diversify the Issuer's business operations through the integration of cryptocurrency and digital asset strategies in both its product offerings and as part of its treasury management strategy. Pursuant to the Strategic Advisor Agreement, CSI will provide the Issuer with technical advisory services regarding the digital asset ecosystem, including ETH and related technologies, developments in the digital asset and crypto gaming industries, the selection of third-party vendors with respect to asset management and related digital asset services, and other strategic advice regarding the Issuer's digital assets treasury operations. As compensation for services rendered by CSI under the Strategic Advisor Agreement, the Issuer issued warrants (the "Strategic Advisor Warrants") to CSI to purchase Common Stock at various prices per share of Common Stock.

The foregoing description of the Strategic Advisor Agreement does not purport to be complete and is qualified in its entirety by the full text of the Strategic Advisor Agreement that is attached hereto as Exhibit 99.6, and is incorporated by reference herein. The source of funds for CSI's subscription amount in connection with the securities purchase agreement entered into with the Issuer on May 20, 2025, was from CSI's corporate treasury reserve.

The source of ETH for CSI's and CAG's subscription amount in connection with their securities purchase agreements entered into with the Issuer on May 30, 2025, was from CSI's and CAG's respective corporate treasury reserves. The source of funds for Mr. Lubin's subscription amount in connection with the securities purchase agreement entered into with the Issuer on May 30, 2025, was from Mr. Lubin's personal assets.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Common Stock, Initial Pre-Funded Warrants, PIPE Pre-Funded Warrants and Strategic Advisor Warrants as part of the transactions described in Item 3 above. Mr. Lubin, in his capacity as a member of the board of directors of the Issuer, and CSI in its capacity as strategic advisor to the Issuer under the Strategic Advisor Agreement, intend to work with the Issuer to help establish a new capital allocation strategy to purchase ETH as an asset in the Issuer's treasury reserve. In connection with such possible change in business focus, such Reporting Persons intend to work with the board of directors of the Issuer to assess market opportunities to acquire ETH and assess protocol-level activities, such as staking and decentralized finance mechanisms, which are native to the Ethereum network. CAG does not currently intend to have a direct role in any plans or proposals relating to the Issuer's business or capital structure.

The Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

From time to time, the Reporting Persons may acquire beneficial ownership of additional securities of the Issuer, by purchase or otherwise, including additional purchases of shares in the open-market or privately negotiated transactions or otherwise and upon receipt from the Issuer of future equity compensation awards for which Mr. Lubin may qualify as Chairman of the Board or member of the board of directors of the Issuer, including, but not limited to, certain derivative and restricted securities. In addition, from time to time, the Reporting Persons may dispose of all or a portion of the securities of the Issuer that are beneficially owned by such Reporting Persons.

Except as set forth above, at the present time, the Reporting Persons do not have any current plans or future intentions of making additional changes to the board of directors, management, or changing the number/terms of board of director members of the Issuer.

Other than as described above, the Reporting Persons do not have any plan or proposal that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except the information set forth in this Schedule 13D, no transactions in any of the Common Stock have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

The Reporting Persons have executed a joint filing agreement, dated as of June 6, 2025, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, the full text of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement by and among the Reporting Persons

99.2 Form of Securities Purchase Agreement, dated as of May 20, 2025, between SharpLink Gaming, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 of SharpLink Gaming, Inc.'s Current Report on Form 8-K, filed with the Commission on May 20, 2025).

99.3 Form of Initial Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of SharpLink Gaming, Inc.'s Current Report on Form 8-K, filed with the Commission on May 20, 2025).

99.4 Form of Securities Purchase Agreement, dated as of May 26, 2025, between SharpLink Gaming, Inc. and each Purchaser (as defined therein) (incorporated by reference to Exhibit 10.1 of SharpLink Gaming, Inc.'s Current Report on Form 8-K, filed with the Commission on May 30, 2025).

99.5 Form of PIPE Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of SharpLink Gaming, Inc.'s Current Report on Form 8-K, filed with the Commission on May 30, 2025).

99.6 Form of Strategic Advisor Agreement, dated as of May 30, 2025, between SharpLink Gaming, Inc. and Consensys Software Inc. (incorporated by reference to Exhibit 10.6 of SharpLink Gaming, Inc.'s Current Report on Form 8-K, filed with the Commission on May 30, 2025).

## Signatures
- Joseph Michael Lubin: /s/ Joseph Michael Lubin, Joseph Michael Lubin / Individually (06/06/2025)
- Consensys Software Inc.: /s/ Matthew Corva, Matthew Corva / General Counsel (06/06/2025)
- Consensys AG: /s/ Federico Soddu, Federico Soddu / General Counsel (06/06/2025)